UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1933

(Amendment No. 10)

USA Compression Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

90290N109

(CUSIP number)

Sean Murphy, Chief Compliance Officer

c/o EIG Veteran Equity Aggregator, L.P.

600 New Hampshire Ave NW, STE. 1200

Washington, DC 20037

(202) 600-3304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Veteran Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,567,601 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,567,601 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 7,567,601 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (2)
(14)	Type of reporting person (see instructions) PN

(1)

As of June 25, 2024, EIG Veteran Equity Aggregator, L.P. holds 151,439.0635 Series A Perpetual Preferred Units (the “Preferred Units”), which are convertible for an aggregate of 7,567,601 Common Units. Each Preferred Unit may be converted into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115.

(2)

Percentage calculation is based on the number of Common Units outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2024, adjusted to include the Common Units issuable upon conversion of the Preferred Units.

Item 1. Security and Issuer.

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed by the Reporting Person (as defined below) on February 4, 2019, as previously amended by Amendment No. 1 filed by the Reporting Person on February 1, 2021, Amendment No. 2 filed by the Reporting Person on February 1, 2022, Amendment No. 3 filed by the Reporting Person on May 2, 2022, Amendment No. 4 filed by the Reporting Person on March 3, 2023, Amendment No. 5 filed by the Reporting Person on October 31, 2023, Amendment No. 6 filed by the Reporting Person on December 21, 2023, Amendment No. 7 filed by the Reporting Person on January 26, 2024, Amendment No. 8 filed by the Reporting Person on April 8, 2024 and Amendment No. 9 filed by the Reporting Person on June 18, 2024 (collectively, the “Original Statement” and, together with this Amendment No. 10, this “Statement”), relating to the common units (the “Common Units”) representing limited partnership interests of USA Compression Partners, LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 111 Congress Avenue, Suite 2400, Austin, Texas 78701.

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 10 shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Statement is hereby amended and restated with the following:

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 7,567,601 Common Units, or 6.1% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Preferred Units). Each Preferred Unit is convertible into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115. Common Units which are to be issued upon conversion of the Preferred Units are beneficially owned by the Reporting Person.

(c)

The following table sets forth the transactions effected by the Reporting Person in the Common Units within the past 60 days. All transactions listed below were effected as open market sales pursuant to Rule 144 under the Securities Act of 1933, as amended.

Seller	Date of Transaction	Number of Common Units Sold	Price per Common Unit
EIG Veteran Equity Aggregator, L.P.	May 7, 2024	24,565	$24.8711
EIG Veteran Equity Aggregator, L.P.	May 8, 2024	20,570	$25.0368
EIG Veteran Equity Aggregator, L.P.	May 9, 2024	9,713	$25.1417
EIG Veteran Equity Aggregator, L.P.	May 10, 2024	10,809	$24.5037
EIG Veteran Equity Aggregator, L.P.	May 13, 2024	6,672	$24.2086
EIG Veteran Equity Aggregator, L.P.	May 14, 2024	17,300	$24.2587
EIG Veteran Equity Aggregator, L.P.	May 15, 2024	19,388	$24.1164
EIG Veteran Equity Aggregator, L.P.	May 16, 2024	14,668	$24.4614
EIG Veteran Equity Aggregator, L.P.	May 17, 2024	44,527	$24.2901

EIG Veteran Equity Aggregator, L.P.	May 20, 2024	29,446	$24.7556
EIG Veteran Equity Aggregator, L.P.	May 21, 2024	4,091	$24.5176
EIG Veteran Equity Aggregator, L.P.	May 22, 2024	65,432	$24.4681
EIG Veteran Equity Aggregator, L.P.	May 23, 2024	29,713	$24.1629
EIG Veteran Equity Aggregator, L.P.	May 24, 2024	13,879	$24.0063
EIG Veteran Equity Aggregator, L.P.	May 28, 2024	8,184	$24.0084
EIG Veteran Equity Aggregator, L.P.	May 29, 2024	3,071	$24.0081
EIG Veteran Equity Aggregator, L.P.	May 30, 2024	3,851	$24.1243
EIG Veteran Equity Aggregator, L.P.	May 31, 2024	6,591	$24.2755
EIG Veteran Equity Aggregator, L.P.	June 3, 2024	3,470	$24.1336
EIG Veteran Equity Aggregator, L.P.	June 5, 2024	1,602	$24.0000
EIG Veteran Equity Aggregator, L.P.	June 6, 2024	2,861	$24.0035
EIG Veteran Equity Aggregator, L.P.	June 10, 2024	11,175	$24.0445
EIG Veteran Equity Aggregator, L.P.	June 11, 2024	252	$24.0300
EIG Veteran Equity Aggregator, L.P.	June 14, 2024	2,776,383	$23.0000
EIG Veteran Equity Aggregator, L.P.	June 25, 2024	2,754,315	$23.0000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Date: June 26, 2024

EIG VETERAN EQUITY AGGREGATOR, L.P.

By:	EIG Veteran Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Nick Williams
Name:	Nick Williams
Title:	Senior Vice President